As filed with the Securities and Exchange Commission on December 18, 2009

Registration No. 333- _________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

WSFS FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	22-2866913
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

500 Delaware Avenue

Wilmington, DE 19801

(302) 792-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark A. Turner

President and Chief Executive Officer

500 Delaware Avenue

Wilmington, DE 19801

(302) 792-6000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John J. Spidi, Esq.

Joan S. Guilfoyle, Esq.

Malizia Spidi & Fisch, PC

901 New York Avenue, N.W., Suite 210 East

Washington, D.C. 20001

(202) 434-4660

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $.01 par value	862,069	$24.93(1)	$21,491,380	$1,199.22
Common Stock, $.01 par value(2)	129,310	29.00(3)	3,749,990	209.25

(1)

The proposed maximum offering price per share and maximum aggregate offering price were estimated solely to calculate the registration fee under Rule 457(c) of the Securities Act of 1933, based on the average of the high and low sales price of the Common Stock on the Nasdaq Global Select Market on December 17, 2009, which is within five business days prior to the date of filing of this registration statement.

(2)	Consists of shares of Common Stock issuable upon the exercise of a warrant issued to a selling securityholder.
(3)	In accordance with Rule 457(g), registration fee for these shares is calculated based upon the per share exercise price of the warrant.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling securityholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus, dated December 18, 2009

PROSPECTUS

WSFS FINANCIAL CORPORATION

991,379 Shares of Common Stock

This prospectus relates to the offer and sale of up to an aggregate of 991,379 shares of our Common Stock, par value $.01 per share, by one of our shareholders, Peninsula Investment Partners, LP. Please refer to “Selling Securityholder” beginning on page 18. On September 24, 2009, we issued shares of our Common Stock and a warrant to Peninsula Investment Partners in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended. We are not selling any shares of our Common Stock in this offering and therefore will not receive any of the proceeds from this offering.  We will, however, receive proceeds from the exercise of the warrant.  All costs associated with this registration will be borne by us.

The selling securityholder may offer the securities from time to time directly or through underwriters, broker-dealers or agents and in one or more public or private transactions and at fixed prices, at prevailing market prices, at prices related to prevailing market prices or at negotiated prices. If these securities are sold through underwriters, broker-dealers or agents, the selling securityholder will be responsible for underwriting discounts or commissions or agents’ commissions, if any.

Our Common Stock is listed on the Nasdaq Global Select Market under the symbol “WSFS.” On December 17, 2009, the closing sale price of our Common Stock on the Nasdaq Global Select Market was $24.70 per share.

On December 17, 2009, the aggregate market value of our outstanding voting and non-voting common equity held by non-affiliates was approximately $132 million.

The securities offered by this prospectus are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Investing in the securities offered by this prospectus involves risks. See “Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is ________________, 2009

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration, or continuous offering, process. Under this process, the selling securityholder may from time to time sell or otherwise dispose of the securities described in this prospectus in one or more offerings.

You should rely only on the information contained or incorporated by reference in this prospectus and any supplement to this prospectus. We have not, and the selling securityholder has not, authorized anyone to provide you with information different from that contained in this prospectus. The selling securityholder is offering to sell, and seeking offers to buy, our securities only in jurisdictions where it is lawful to do so. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our securities. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained or incorporated by reference in this prospectus is correct as of any time subsequent to the date of such information.

All references in this prospectus to “we,” “us,” “our” or similar references mean WSFS Financial Corporation and its consolidated subsidiaries and all references in this prospectus to “WSFS” or the “Company” mean WSFS Financial Corporation excluding its subsidiaries, in each case unless otherwise expressly stated or the context otherwise requires. When we refer to “WSFS Bank” in this prospectus, we mean our subsidiary, Wilmington Savings Fund Society, FSB which is a federal savings bank. We sometimes refer to Wilmington Savings Fund Society, FSB as the “Bank.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often include the words “believes,” “expects,” “anticipates,” “estimates,” “forecasts,” “intends,” “plans,” “targets,” “potentially,” “probably,” “projects,” “outlook” or similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” These forward-looking statements which are based on various assumptions (some of which are beyond the Company’s control) are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from the forward-looking statements, including:

•	the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs;

•	the volatility in the financial and securities markets, including changes with respect to the market value of our financial assets;

•	the overall quality of the composition of our loan and securities portfolios;

•	changes in general economic conditions, either nationally or in our market areas;

•	changes in the levels of general interest rates, deposit interest rates, our net interest margin and funding sources;

i

•	fluctuations in the demand for loans, the number of unsold homes and other properties and fluctuations in real estate values in our market areas;

•

results of examinations of the Bank by the Office of Thrift Supervision (“OTS”), including the possibility that the OTS may, among other things, require us to increase our allowance for loan losses or to write-down assets;

•	our ability to control operating costs and expenses;

•	our ability to manage loan delinquency rates and net charge-offs;

•	our ability to retain key members of our senior management team;

•

changes resulting from our participation in the U.S. Department of Treasury’s Capital Purchase Program in which we are participating, including additional conditions that may be imposed in the future on participating companies;

•	increased competitive pressures among financial services companies;

•	changes in consumer and business spending, borrowing and savings habits and demand for financial services in our market area;

•	Legislative or regulatory changes that adversely affect our business, including increased costs of deposit insurance and other assessments;

•

monetary and fiscal policies of the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and the U.S. Government and other governmental initiatives affecting the financial services industry;

•

changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies, the Public Company Accounting Oversight Board or the Financial Accounting Standards Board;

•	war or terrorist activities; and

•

other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services and the other risks described elsewhere in this prospectus and the incorporated documents and in our other filings with the SEC.

Some of these and other factors are discussed in this prospectus under the caption “Risk Factors” and elsewhere in this prospectus and in the incorporated documents. The development of any or all of these factors could have an adverse impact on our financial position and our results of operations.

Any forward-looking statements are based upon management’s beliefs and assumptions at the time they are made. We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this prospectus or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise, unless otherwise required to do so by law or regulation. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed in this prospectus or the incorporated documents might not occur, and you should not put undue reliance on any forward-looking statements.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we may file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information about issuers that file electronically with the SEC. The address of the SEC’s Internet site is http://www.sec.gov.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be a part of this prospectus, and the information we later file with the SEC that is incorporated by reference in this prospectus will automatically update information previously contained in this prospectus and any incorporated document. Any statement contained in this prospectus or in a document incorporated by reference in this prospectus will be deemed modified or superseded to the extent that a later statement contained in this prospectus or in an incorporated document modifies or supersedes such earlier statement.

This prospectus incorporates by reference the documents listed below that we have filed with the SEC (excluding any portion of these documents that has been furnished to and deemed not to be filed with the SEC):

Report(s)	Period(s) of Report(s) or Date(s) Filed
• Annual Report on Form 10-K, as amended	For the fiscal year ended December 31, 2008

• Quarterly Reports on Form 10-Q	For the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009

• Current Reports on Form 8-K

Events Dated January 13, 2009, January 21, 2009, January 23, 2009, January 23, 2009 (Form 8-K/A), January 27, 2009, February 3, 2009, March 11, 2009, April 21, 2009, April 23, 2009, May 15, 2009, June 3, 2009, July 22, 2009, July 27, 2009, September 24, 2009, September 29, 2009, October 20, 2009, October 22, 2009 and November 10, 2009

We also incorporate by reference any future documents we may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, excluding any document or portion thereof that has been furnished to and deemed not to be filed with the SEC. In addition, we incorporate by reference the description of our Common Stock contained in our Registration Statement on Form 8-A we filed with the SEC on July 7, 1989.

These documents are available without charge to you on the Internet at www.wsfsbank.com or if you call or write to: Investor Relations, WSFS Financial Corporation, 500 Delaware Avenue, Wilmington, Delaware 19801 (302) 792-6000. Our periodic reports are also available on our website at www.wsfsbank.com. The reference to our website is not intended to be an active link and the information on our website is not, and you must not consider the information to be, a part of this prospectus.

We have also filed a registration statement with the SEC relating to the securities offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information presented or incorporated by reference in the registration statement and its exhibits. You may obtain from the SEC a copy of the registration statement and exhibits that we filed with the SEC as described above. The registration statement may contain additional information that may be important to you.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. As a result, it does not contain all of the information that may be important to you or that you should consider before investing in our securities. You should read this entire prospectus, including the “Risk Factors” section, and the documents incorporated by reference, which are described under “Where You Can Find More Information” in this prospectus.

WSFS Financial Corporation

WSFS Financial Corporation is parent to WSFS Bank, one of the ten oldest banks in the United States continuously-operating under the same name. A permanent fixture in this community, WSFS has been in operation for more than 175 years. In addition to its focus on stellar customer service, the Bank has continued to fuel growth and remain relevant. The Bank is a relationship-focused, locally-managed, community banking institution that has grown to become the largest thrift holding company in the State of Delaware, the second largest commercial lender in the state and the fourth largest bank in terms of Delaware deposits.

WSFS’ core banking business is commercial lending funded by customer-generated deposits. We have built a $1.9 billion commercial loan portfolio at September 30, 2009 by recruiting the best seasoned commercial lenders in our markets and offering a high level of service and flexibility typically associated with a community bank. We fund this business primarily with deposits generated through commercial relationships and retail deposits in our 37 branch retail banking franchise located in Delaware, southeastern Pennsylvania and Northern Virginia. We also offer a broad variety of consumer loan products, retail securities and insurance brokerage through our retail branches.

In 2005, we established WSFS Trust and Wealth Management, our wealth management services division. We built this division in response to demand from our commercial banking clients as their businesses and our relationships with them matured. We also built this business as we believed there was an underserved market for products and services to non-ultra wealthy clients - those with less than $5 million in investable assets. Our wealth management business is complemented by an asset management company, Cypress Capital, which we acquired in 2004.

Our Cash Connect division is a premier provider of ATM Vault Cash and related services in the United States. Cash Connect manages more than $271.0 million in vault cash in approximately 10,000 ATMs nationwide and also provides online reporting and ATM cash management, predictive cash ordering, armored carrier management, ATM processing and equipment sales. Cash Connect also operates over 300 ATMs for WSFS Bank, which owns the largest branded ATM network in Delaware.

Our website address is www.wsfsbank.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed by us with the Securities and Exchange Commission are available free of charge on our website under the Investor Relations menu. Information on our website should not be treated as part of this prospectus.

SECURITIES BEING OFFERED

On July 27, 2009, we entered into a Stock Purchase Agreement (the “Agreement”) with Peninsula Investment Partners, L.P., a Delaware limited partnership (“Peninsula”). Pursuant to the Agreement, on September 24, 2009, Peninsula purchased 862,069 shares of our authorized but unissued Common Stock, par value $.01 per share (“Common Stock”), and a warrant (the “Warrant”) directly from us in a single private placement transaction for a purchase price of $29.00 per share, or approximately $25 million, in cash (the “Transaction”). Under the Agreement, the Warrant is immediately exercisable and Peninsula has the right, for ten years from the date of issuance, to purchase 129,310 shares of our Common Stock at an exercise price of $29.00 per share. The Warrant permits the exercise price to be paid in cash or shares of Common Stock.

In order to consummate the Transaction, Peninsula was required by the Agreement and federal banking laws and regulations to obtain the approval by the Office of Thrift Supervision (“OTS”) of a Rebuttal of Rebuttable Determination of Control. The Agreement also contained representations, warranties and other terms and conditions customary for transactions of this type.

We agreed in the Agreement that, as soon as practicable following consummation of the Transaction, but not later than 90 days thereafter, we would file a Registration Statement on Form S-3 with the Securities and Exchange Commission (“SEC”) to register the possible resale of the Common Stock by Peninsula, including shares of Common Stock Peninsula may acquire upon exercise of the Warrant. We agree to bear the cost of any such registration. Peninsula has also been granted certain “piggyback” registration rights under the Agreement, as described more fully below. In addition, we agreed to, and did, appoint Mr. R. Ted Weschler, Managing Member of Peninsula Capital Appreciation, LLC, which is the General Partners of Peninsula, to the board of directors of the Company immediately following the consummation of the Transaction. Mr. Weschler is expected to serve as a director until our next annual meeting of shareholders, whereupon he is expected to be nominated for an additional three-year term of office. Under the Agreement, we have a right to repurchase all or any portion of the shares purchased by Peninsula under certain circumstances.

Piggyback Registration Rights. In addition to the demand registration rights we granted Peninsula under the Agreement, if we propose to register any Common Stock with the SEC under the Securities Act of 1933, as amended (the “Securities Act”) (other than in certain specific circumstances) we must promptly provide Peninsula with the right to participate therein. If Peninsula so chooses, we will include in our registration statement all shares of our Common Stock that Peninsula requests us to register. We have also agreed to pay all reasonable and customary registration expenses in connection with any such piggyback registration including, if applicable, the fees and expenses of any underwriter.

The foregoing description of the Agreement and the Transaction is qualified in its entirety by reference to the Agreement and the Warrant, copies of which are filed as Exhibits 10.1 and 10.2, respectively, to our Current Report on Form 8-K, dated July 27, 2009, and incorporated herein by this reference. See “Where You Can Find More Information.”

RISK FACTORS

An investment in our securities is subject to certain risks. Before you invest in our securities, in addition to the risk factors set forth below and other information, documents or reports included or incorporated by reference in this prospectus and, if applicable, any prospectus supplement or other offering materials, you should carefully consider the risk factors in the section entitled “Risk Factors” in any prospectus supplement, as well as our most recent Annual Report on Form 10-K, and in any of our subsequent reports that we have made or will make with the SEC under the Exchange Act which are incorporated by reference into this prospectus and any prospectus supplement in their entirety, as the same may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future. Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a partial or complete loss of your investment. The risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. In that event, the value of our securities could decline, and you may lose all or part of your investment. The risks discussed below or incorporated by reference herein also include forward-looking statements, and our actual results may differ materially from those discussed in these forward-looking statements.

Risks Related to Our Business

Recent legislative and regulatory initiatives to address difficult market and economic conditions may not stabilize the U.S. economy or the U.S. banking system.

On October 3, 2008, President Bush signed into law the Emergency Economic Stabilization Act of 2008 (the “EESA”) which, among other measures, authorizes the U.S. Department of the Treasury (“Treasury”) to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies, under a troubled asset relief program, or “TARP.” The purpose of TARP is to restore confidence and stability to the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other. Under the TARP Capital Purchase Program, Treasury is purchasing equity securities from participating institutions. On January 23, 2009, as part of the TARP Capital Purchase Program, we sold (i) 52,625 shares of the Registrant’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”) and (ii) a warrant to purchase 175,105 shares of our Common Stock for an aggregate purchase price of $52.625 million in cash. The EESA also increased federal deposit insurance on most deposit accounts from $100,000 to $250,000. This increase is in place until the end of 2013 and is not covered by deposit insurance premiums paid by the banking industry.

The EESA followed, and has been followed by, numerous actions by the Board of Governors of the Federal Reserve System, the U.S. Congress, Treasury, the FDIC, the SEC and others to address the current liquidity and credit crisis that has followed the sub-prime meltdown that commenced in 2007. These measures include homeowner relief that encourages loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the lowering of the federal funds rate; emergency action against short selling practices; a temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; and coordinated international efforts to address illiquidity and other weaknesses in the banking sector. More recently, on February 17, 2009, the American Recovery and Reinvestment Act of 2009 (“ARRA”) was signed into law. ARRA, more commonly known as the economic stimulus bill or economic recovery package, is intended to stimulate the economy and provides for broad infrastructure, education and health spending.

On October 14, 2008, the FDIC announced the establishment of a temporary liquidity guarantee program to provide full deposit insurance for all non-interest bearing transaction accounts and guarantees of certain newly issued senior unsecured debt issued by FDIC-insured institutions and their holding companies. Insured institutions were automatically covered by this program from October 14, 2008 until December 5, 2008, unless they opted out prior to that date. Under the program, the FDIC will guarantee timely payment of newly issued senior unsecured debt issued on or before June 30, 2010. The debt includes all newly issued unsecured senior debt including promissory notes, commercial paper and inter-bank funding. The aggregate coverage for an institution may not exceed 125% of its debt outstanding on September 30, 2008 that was scheduled to mature before June 30, 2009, or, for certain insured institutions, 2% of liabilities as of September 30, 2008. The guarantee will extend to June 30, 2012 even if the maturity of the debt is after that date. The Bank pays a fee equal to 300 basis points for its participation in the unsecured debt guarantee program.

The purpose of these legislative and regulatory actions is to stabilize the U.S. banking system. The EESA, the ARRA and the other regulatory initiatives described above may not have their desired effects. If the volatility in the markets continues and economic conditions fail to improve or worsen, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Higher Federal Deposit Insurance Corporation insurance premiums and assessments will adversely impact our earnings.

FDIC insurance premiums have increased substantially in 2009 already, and we expect to pay significantly higher FDIC premiums in the future. A large number of bank failures have significantly depleted the deposit insurance fund and reduced the ratio of reserves to insured deposits. On May 22, 2009, the Federal Deposit Insurance Corporation adopted a final rule levying a five basis point special assessment on each insured depository institution’s assets minus Tier 1 capital as of June 30, 2009. The special assessment is payable on September 30, 2009. We recorded an expense of $1.7 million during the quarter ended June 30, 2009, to reflect the special assessment. The final rule permits the Federal Deposit Insurance Corporation to levy up to two additional special assessments of up to five basis points each during 2009 if the Federal Deposit Insurance Corporation estimates that the Deposit Insurance Fund reserve ratio will fall to a level that the Federal Deposit Insurance Corporation believes would adversely affect public confidence or to a level that will be close to or below zero. We participate in the FDIC’s Temporary Liquidity Guarantee Program, or TLG, for noninterest-bearing transaction deposit accounts. Banks that participate in the TLG’s noninterest-bearing transaction account guarantee will pay the FDIC an annual assessment of 10 basis points on the amounts in such accounts above the amounts covered by FDIC deposit insurance. To the extent that these TLG assessments are insufficient to cover any loss or expenses arising from the TLG program, the FDIC is authorized to impose an emergency special assessment on all FDIC-insured depository institutions. The FDIC has authority to impose charges for the TLG program upon depository institution holding companies, as well. The FDIC has extended the TLG to June 30, 2010, and increased the fee to banks that elect to participate in the extension to 15 to 25 basis points, depending on the institution’s risk category. WSFS Bank expects that it will continue to participate in the TLG. These changes will cause our deposit insurance expense to increase. These actions could significantly increase our noninterest expense in 2009 and for the foreseeable future.

Any further special assessments that the Federal Deposit Insurance Corporation levies will be recorded as an expense during the appropriate period. In addition, the Federal Deposit Insurance Corporation increased the general assessment rate and our prior credits for federal deposit insurance were fully utilized during the quarter ended June 30, 2009. Therefore, our Federal Deposit Insurance Corporation general insurance premium expense will increase compared to prior periods.

On November 12, 2009, the FDIC issued a final rule requiring all banks to prepay their estimated assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012 on December 30, 2009. Under the rule, the assessment rate for the fourth quarter of 2009 and for 2010 will be based on each bank’s base assessment rate in effect as of September 30, 2009, and the assessment rate for 2011 and 2012 will be equal to such September 30, 2009 assessment rate plus an additional three basis points. In addition, each institution’s base assessment rate for each period would be calculated using its assessment base as of September 30, 2009, adjusted quarterly for an estimated 5% annual growth rate in the assessment base through the end of 2012. Based on the final rule, we will be required to make a payment of approximately $20.9 million to the FDIC on December 30, 2009 and to record the pre-payment as a prepaid expense, which will be amortized to expense over three years. Whether this prepayment will provide sufficient funding is uncertain. There is no assurance the FDIC will not require additional funding from the banking system which may negatively impact us.

The prolonged deep recession, difficult market conditions and economic trends have adversely affected our industry and our business.

We are particularly exposed to downturns in the U. S. housing market. Dramatic declines in the housing market over the past year, with decreasing home prices and increasing delinquencies and foreclosures, have negatively impacted the credit performance of mortgage and construction loans that resulted in significant write-downs of assets by many financial institutions. In addition, the values of real estate collateral supporting many loans have declined and may continue to decline. General downward economic trends, reduced availability of commercial credit and increasing unemployment have negatively impacted the credit performance of commercial and consumer credit, resulting in additional write-downs. Concerns over the stability of the financial markets and the economy have resulted in decreased credit supply in part due to the reduction in non-bank providers of credit in the marketplace. This market turmoil and tightening of credit has led to increased commercial and consumer deficiencies, lack of customer confidence, increased market volatility and widespread reduction in general business activity. Competition among depository institutions for deposits has increased significantly. Financial institutions have experienced decreased access to deposits or borrowings. The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets may adversely affect our business, financial condition, results of operations and stock price. We do not expect that the difficult market conditions will improve in the near future. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the industry. In particular, we may face the following risks in connection with these events:

•	An increase in the number of borrowers unable to repay their loans in accordance with the original terms.

•	Our ability to assess the creditworthiness of customers and to estimate the losses inherent in our credit exposure is made more complex by these difficult market and economic conditions.

•

We also may be required to pay even higher Federal Deposit Insurance Corporation premiums than the recently increased level, because financial institution failures resulting from the depressed market conditions have depleted and may continue to deplete the deposit insurance fund and reduce its ratio of reserves to insured deposits.

•

Our ability to borrow from other financial institutions or the Federal Home Loan Bank on favorable terms or at all could be adversely affected by further disruptions in the capital markets or other events.

•	We may experience a decline in the value of our investment in Federal Home Loan Bank stock, which could result in a writedown of this investment.

•	We may experience increases in foreclosures, delinquencies and customer bankruptcies, as well as more restricted access to funds.

Concentration of loans in our primary market area, which has recently experienced an economic downturn, may increase risk.

Our success depends primarily on the general economic conditions in the State of Delaware, southeastern Pennsylvania and northern Virginia, as nearly all of our loans are to customers in this market. Accordingly, the local economic conditions in these markets have a significant impact on the ability of borrowers to repay loans as well as our ability to originate new loans. As such, a continuation of the decline in real estate valuations in these markets would lower the value of the collateral securing those loans. In addition, a continued weakening in general economic conditions such as inflation, recession, unemployment or other factors beyond our control could negatively affect our financial results.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings will decrease.

We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for loan losses, we review our loans, our loss and delinquency experience, and we evaluate economic conditions. If our assumptions are incorrect, our allowance for loan losses may not be sufficient to cover probable incurred losses in our loan portfolio, resulting in additions to our allowance. Material additions to our allowance could materially decrease our net income.

Our loan portfolio includes a substantial amount of commercial real estate and commercial and industrial loans. The credit risk related to these types of loans is greater than the risk related to residential loans.

Our commercial and industrial loan portfolios, which include commercial real estate loans, totaled $1.6 billion at September 30, 2009, comprising 64% of total loans. Commercial and industrial loans generally carry larger loan balances and involve a greater degree of risk of nonpayment or late payment than home equity loans or residential mortgage loans. Any significant failure to pay or late payments by our customers would hurt our earnings. The increased credit risk associated with these types of loans is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the size of loan balances, and the effects of general economic conditions on income-producing properties. A significant portion of our commercial real estate and commercial and industrial loan portfolios includes a balloon payment feature. A number of factors may affect a borrower’s ability to make or refinance a balloon payment, including the financial condition of the borrower, the prevailing local economic conditions and the prevailing interest rate environment.

Furthermore, commercial real estate loans secured by owner-occupied properties are dependent upon the successful operation of the borrower’s business. If the operating company suffers difficulties in terms of sales volume and/or profitability, the borrower’s ability to repay the loan may be impaired. Loans secured by properties where repayment is dependent upon payment of rent by third party tenants or the sale of the property may be impacted by loss of tenants, lower lease rates needed to attract new tenants or the inability to sell a completed project in a timely fashion and at a profit. The collateral for our commercial loans that are secured by real estate are classified as 64% owner occupied properties and 36% non-owner occupied properties.

We are subject to extensive regulation which could have an adverse effect on our operations.

We are subject to extensive regulation and supervision from the Office of Thrift Supervision and the FDIC. This regulation and supervision is intended primarily for the protection of the FDIC insurance fund, our depositors and borrowers, rather than for holders of our equity securities. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on operations, the classification of our assets and determination of the level of the allowance for loan losses. As a result of recent market conditions, we expect to face increased regulation of our industry. Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities.

WSFS Bank is subject to a memorandum of understanding.

In December 2009, WSFS Bank entered into an informal memorandum of understanding (the “Understanding”) with the OTS. An Understanding is characterized by bank regulatory agencies as an informal action that is neither published nor made publicly available by the agencies and is used when circumstances warrant a milder response than a formal regulatory action. Regulatory actions, such as this Understanding, are on the rise as a result of the current severe economic conditions and the related impact on the banking industry.

In accordance with the terms of the Understanding, WSFS Bank has agreed, among other things, to: (i) adopt and implement a written plan to reduce criticized assets; (ii) review and revise its policies regarding the identification, monitoring and managing the risks associated with loan concentrations for certain commercial loans and reduce concentration limits of such loans; (iii) review and revise credit administration policies and dedicate additional staffing resources to this department; (iv) implement a revised internal review program; (v) obtain prior OTS approval before increasing the amount of brokered deposits; and (vi) approve a written strategic business plan and compliance plan concerning the exercise of fiduciary powers.

We are committed to expeditiously addressing and resolving all the issues raised in the Understanding and the Board of Directors and management of WSFS Bank have already initiated actions to comply with its provisions. A material failure to comply with the terms of the Understanding could subject the Bank to additional regulatory actions and further regulation by the OTS, or result in a formal action or constraints on the Bank’s business, any of which may have a material adverse effect on our future results of operations and financial condition.

The fiscal, monetary and regulatory policies of the Federal Government and its agencies could have a material adverse effect on our results of operations.

The Federal Reserve regulates the supply of money and credit in the United States. Its policies determine in large part the cost of funds for lending and investing and the return earned on those loans and investments, both of which affect the net interest margin. It also can materially decrease the value of financial assets we hold, such as debt securities. Its policies also can adversely affect borrowers, potentially increasing the risk that they may fail to repay their loans. Additionally, legislation has been introduced into each house of Congress proposing sweeping financial reforms, including the creation of a Consumer Financial Protection Agency with extensive powers. If enacted, the legislation would significantly alter not only how financial firms are regulated but also how they conduct their business. Changes in Federal Reserve policies and our regulatory environment generally are beyond our control, and we are unable to predict what changes may occur or the manner in which any future changes may affect our business, financial condition and results of operation.

The securities purchase agreement between us and Treasury permits Treasury to impose additional restrictions on us retroactively.

On January 23, 2009, as part of the TARP Capital Purchase Program, we entered into a securities purchase agreement with the Treasury pursuant to which we sold (i) 52,625 shares of the Registrant’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”) and (ii) a warrant to purchase 175,105 shares of our Common Stock for an aggregate purchase price of $52.625 million in cash. The Series A Preferred Stock is included in the calculation of Tier 1 capital and pays cumulative dividends at a rate of 5% per annum for the first five years, and 9% per annum thereafter. The Treasury warrant has a 10-year term and is immediately exercisable upon its issuance, with an exercise price, subject to anti-dilution adjustments, equal to $45.08 per share of the Common Stock. The securities purchase agreement we entered into with Treasury permits Treasury to unilaterally amend the terms of the securities purchase agreement to comply with any changes in federal statutes after the date of its execution. ARRA imposed additional executive compensation and expenditure limits on all current and future TARP recipients, including us, until we have repaid the Treasury. These additional restrictions may impede our ability to attract and retain qualified executive officers. ARRA also permits TARP recipients to repay the Treasury without penalty or requirement that additional capital be raised, subject to Treasury’s consultation with our primary federal regulator. The securities purchase agreement required that, for a period of three years, the Series A Preferred Stock could generally only be repaid if we raised additional capital to repay the securities and such capital qualified as Tier 1 capital. Additional unilateral changes in the securities purchase agreement could have a negative impact on our financial condition and results of operations.

We are subject to liquidity risk.

Due to the continued growth in our lending operations, particularly in corporate and small business lending, our total loans have exceeded customer deposit funding. Changes in interest rates, alternative investment opportunities and other factors may make deposit gathering more difficult. Additionally, interest rate changes or disruptions in the capital markets may make the terms of the borrowings and brokered deposits less favorable and may make it difficult to sell securities when needed to provide additional liquidity. As a result, there is a risk that the cost of funding will increase or that we will not have sufficient funds to meet our obligations when they come due.

The market value of our securities portfolio may be impacted by the level of interest rates and the credit quality and strength of the underlying issuers and general liquidity in the market for investment securities.

If a decline in market value of a security is determined to be other than temporary, under generally accepted accounting principles, we are required to write these securities down to their estimated fair value with the amount of impairment related to credit losses recognized in earnings while the amount of impairment related to all other factors is recognized in other comprehensive income. As of September 30, 2009, we owned securities classified as available for sale with an aggregate historical cost of $575.1 million and an estimated fair value of $572.4 million.  During the quarter ended September 30, 2009, we did not have any securities that were determined to be other than temporarily impaired, although we can give no assurance that we will not have other than temporarily impaired securities in the future.  Future changes in interest rates or the credit quality and strength of the underlying issuers may reduce the market value of these and other securities.  If such decline is determined to be other than temporary, the amount of the total other than temporary impairment related to the credit loss is recognized in earnings while the amount of the total impairment related to all other factors is recognized in other comprehensive income.  As such, changes in values of securities affect our equity and may impact earnings.

Our profitability could be adversely affected if we are unable to promptly deploy the capital raised in our recent offering.

We may not be able to immediately deploy all of the capital raised in the recent sale of the Series A Preferred Stock to the Treasury or in the Transaction with Peninsula. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins than we generally earn on loans, potentially adversely affecting shareholder returns, including earnings per share, return on assets and return on equity.

Risks Related to Our Common Stock

Our Common Stock is not insured and you could lose the value of your entire investment.

An investment in shares of our Common Stock is not a deposit and is not insured against loss by the government.

Our management controls a substantial percentage of our stock and therefore has the ability to exercise substantial influence over our affairs.

As of September 30, 2009, our directors and executive officers beneficially owned approximately 1,988,700 shares, or approximately 27.1% of our outstanding Common Stock, including options to purchase approximately 268,279 shares, in the aggregate, of our Common Stock at exercise prices ranging from $10.81 to $69.00 per share and exercisable within 60 days of September 30, 2009. Because of the large percentage of stock held by our directors and executive officers, these persons could influence the outcome of any matter submitted to a vote of our shareholders.

We may issue additional shares of common or preferred stock, which may dilute the ownership and voting power of our shareholders and the book value of our Common Stock.

We are currently authorized to issue up to 20,000,000 shares of Common Stock of which 7,074,584 shares were outstanding as of September 30, 2009 and up to 7,500,000 shares of preferred stock of which 52,625 shares are outstanding as of September 30, 2009. Our Board of Directors has authority, without action or vote of the shareholders, to issue all or part of the authorized but unissued shares and to establish the terms of any series of preferred stock. These authorized but unissued shares could be issued on terms or in circumstances that could dilute the interests of other stockholders. In addition, a total of 108,206 shares of Common Stock are reserved for issuance under our stock-based incentive plans of which 108,206 shares of Common Stock are subject to options or grants of restricted stock units. As of September 30, 2009, options to purchase a total of 459,004 shares were exercisable and had exercise prices ranging from $10.81 to $69.00. Any such issuance will dilute the percentage ownership interest of shareholders and may further dilute the book value of our Common Stock.

Provisions of Delaware General Corporation Law could deter takeovers which are opposed by the Board of Directors.

Section 203 of the Delaware General Corporation Law limits our ability to enter into business combination transactions with any interested stockholder (generally defined as a beneficial owner, directly or indirectly, of 15% or more of our outstanding voting stock) for a period of three years following the interested stockholder’s share acquisition date unless (i) the board of directors approves the transaction prior to the stock acquisition date; (ii) the proposed business combination is approved by the board and then approved by a vote of at least 66 2/3% of the outstanding shares which are not owned by the interested stockholder; or (iii) upon completion of the transaction, the interested stockholder would own at least 85% of the outstanding shares. This provision may have the effect of preventing a business combination that is not first approved by the board of directors.

The securities purchase agreement between us and Treasury limits our ability to pay dividends on and repurchase our Common Stock.

The securities purchase agreement between us and Treasury provides that prior to the earlier of (i) January 23, 2012 and (ii) the date on which all of the shares of the Series A Preferred Stock have been redeemed by us or transferred by Treasury to third parties, we may not, without the consent of Treasury, (a) pay a quarterly cash dividend on our Common Stock greater than $0.12 per share or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of our Common Stock or preferred stock other than the Series A Preferred Stock or trust preferred securities. In addition, we are unable to pay any dividends on our Common Stock unless we are current in our dividend payments on the Series A Preferred Stock. These restrictions, together with the potentially dilutive impact of the warrant described in the next risk factor, could have a negative effect on the value of our Common Stock. Moreover, holders of our Common Stock are entitled to receive dividends only when, as and if declared by our Board of Directors.

The Series A Preferred Stock impacts net income available to our Common Stockholders and earnings per common share, and the warrant we issued to Treasury may be dilutive to holders of our Common Stock.

The dividends declared and the accretion of the discount on the Series A Preferred Stock will reduce the net income available to common stockholders and our earnings per common share. The Series A Preferred Stock will also receive preferential treatment in the event of liquidation, dissolution or winding up of WSFS. Additionally, the ownership interest of the existing holders of our Common Stock will be diluted to the extent the warrant we issued to Treasury in conjunction with the sale to Treasury of the Series A Preferred Stock is exercised. The shares of Common Stock underlying the warrant (175,105 shares) represent approximately 2.42% of the shares of our Common Stock outstanding as of September 30, 2009 (including the shares issuable upon exercise of the warrant in total shares outstanding). Although Treasury has agreed not to vote any of the shares of Common Stock it receives upon exercise of the warrant, a transferee of any portion of the warrant or of any shares of Common Stock acquired upon exercise of the warrant is not bound by this restriction.

USE OF PROCEEDS

All securities sold pursuant to this prospectus will be sold by the selling securityholder and we will not receive the proceeds from such sales. We may receive cash proceeds to the extent the Warrant is exercised for cash.  If the Warrant is exercised in full for cash, we will receive gross proceeds in the amount of approximately $3.75 million. We would expect to use any such proceeds for working capital and general corporate purposes.

DESCRIPTION OF WARRANT

This section summarizes specific terms and provisions of the Warrant we issued to Peninsula on July 27, 2009 concurrent with our sale to Peninsula of 862,069 shares of Common Stock. The description of the Warrant contained in this section is qualified in its entirety by the actual terms of the Warrant, a copy of which was attached as Exhibit 10.2 to our Current Report on Form 8-K dated July 27, 2009, and incorporated by reference into this prospectus. See “Where You Can Find More Information.”

General

The Warrant gives Peninsula the right to purchase up to 129,310 shares of our Common Stock at an exercise price of $29.00 per share. The Warrant is immediately exercisable and expires on July 27, 2019. The exercise price may be paid (i) by having us withhold from the shares of Common Stock that would otherwise be issued to the Warrant holder upon exercise, a number of shares of Common Stock having a market value equal to the aggregate exercise price, if the fair market value of one share of Common Stock is greater than the exercise price of the Warrant, or (ii) in cash.

Transferability

The Warrant is not transferable and does not provide voting rights. However, shares acquired upon exercise of the Warrant have voting rights in common with all other shares of our Common Stock outstanding.

Other Adjustments

The exercise price of the Warrant and the number of shares underlying the Warrant automatically adjust upon the following events:

•	any stock split, stock dividend, subdivision, reclassification or combination of our Common Stock;

•	a pro rata repurchase by us of our Common Stock; or

•

a determination by our Board of Directors to make an adjustment to the anti-dilution provisions as are reasonably necessary, in the good faith opinion of the Board, to protect the purchase rights of the Warrant holder.

In addition, if we declare any dividends or distributions on our Common Stock other than our historical, ordinary cash dividends, dividends paid in our Common Stock and other dividends or distributions covered by the first bullet point above, the exercise price of the Warrant will be adjusted to reflect such distribution.

In the event of any merger, consolidation, or other business combination to which we are a party, the Warrant holder’s right to receive shares of our Common Stock upon exercise of the Warrant will be converted into the right to exercise the Warrant to acquire the number of shares of stock or other securities or property (including cash) which the Common Stock issuable upon exercise of the Warrant immediately prior to such business combination would have been entitled to receive upon consummation of the business combination. For purposes of the provision described in the preceding sentence, if the holders of our Common Stock have the right to elect the amount or type of consideration to be received by them in the business combination, then the consideration that the Warrant holder will be entitled to receive upon exercise will be the amount and type of consideration received by a majority of the holders of the Common Stock who affirmatively make an election.

No Rights as Stockholders

The Warrant does not entitle its holder to any of the rights of a stockholder of WSFS prior to exercise.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of:

•	20,000,000 shares of Common Stock, par value $0.01 per share; and

•	7,500,000 shares of preferred stock, par value $0.01 per share.

As of September 30, 2009, there were 7,074,584 shares of our Common Stock issued and outstanding and 52,625 shares of our preferred stock issued and outstanding, all of which consisted of our Series A Preferred Stock.

In this section we describe certain features and rights of our capital stock. The summary does not purport to be exhaustive and is qualified in its entirety by reference to our Restated Certificate of Incorporation and bylaws and to applicable Delaware law.

Common Stock

General. Each holder of Common Stock is entitled to one vote for each share on all matters to be voted upon by the common stockholders. There is cumulative voting with respect to the election of directors. Subject to preferences to which holders of any shares of preferred stock may be entitled, holders of Common Stock are entitled to receive ratably any dividends that may be declared from time to time by the Board of Directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of Common Stock will be entitled to share in our assets remaining after the payment or provision for payment of our debts and other liabilities, and the satisfaction of the liquidation preferences of the holders of the Series A Preferred Stock and any other series of our preferred stock then outstanding. Holders of Common Stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions that apply to the Common Stock. All shares of Common Stock currently outstanding are fully paid and nonassessable. The rights, preferences and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Restrictions on Dividends and Repurchases Under Agreement with Treasury. The securities purchase agreement between us and Treasury provides that prior to the earlier of (i) January 23, 2012 and (ii) the date on which all of the shares of the Series A Preferred Stock have been redeemed by us or transferred by Treasury to third parties, we may not, without the consent of Treasury, (a) increase the cash dividend on our Common Stock or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of our Common Stock or preferred stock other than the Series A Preferred Stock or trust preferred securities.

Preferred Stock

Our Restated Certificate of Incorporation permits our Board of Directors to authorize the issuance of up to 7,500,000 shares of preferred stock, par value $0.01 per share, in one or more series, without stockholder action. The Board of Directors can fix the designation, powers, preferences and rights of each series. Therefore, without approval of the holders of our Common Stock or the Series A Preferred Stock (except as may be required under the terms of the Series A Preferred Stock or by the rules of the Nasdaq Stock Market or any other exchange or market on which our securities may then be listed or quoted), our Board of Directors may authorize the issuance of preferred stock with voting, dividend, liquidation and conversion and other rights that could dilute the voting power or other rights or adversely affect the market value of our Common Stock and the Series A Preferred Stock and may assist management in impeding any unfriendly takeover or attempted change in control. See “—Anti-Takeover Effects – Authorized Shares.”

Series A Preferred Stock

The Series A Preferred Stock constitutes a single series of our preferred stock, consisting of 52,625 shares, par value $0.01 per share, having a liquidation preference amount of $1,000 per share. The Series A Preferred Stock has no maturity date. We issued the shares of Series A Preferred Stock, together with the warrant, to Treasury on January 23, 2009 in connection with the TARP Capital Purchase Program for a purchase price of $52.6 million. Pursuant to the securities purchase agreement between us and Treasury, we have agreed, if requested by Treasury, to enter into a depositary arrangement pursuant to which the shares of Series A Preferred Stock may be deposited and depositary shares, each representing a fraction of a share of Series A Preferred Stock as specified by Treasury, may be issued.

Dividends

Rate. Dividends on the Series A Preferred Stock are payable quarterly in arrears, when, as and if authorized and declared by our Board of Directors out of legally available funds, on a cumulative basis on the $1,000 per share liquidation preference amount plus the amount of accrued and unpaid dividends for any prior dividend periods, at a rate of (i) 5% per annum, from the original issuance date to but excluding the first day of the first dividend period commencing after the fifth anniversary of the original issuance date (i.e., 5% per annum from January 23, 2009 to but excluding February 15, 2014), and (ii) 9% per annum, from and after the first day of the first dividend period commencing after the fifth anniversary of the original issuance date (i.e., 9% per annum on and after February 15, 2014). Dividends are payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing on February 15, 2009. Each dividend will be payable to holders of record as they appear on our stock register on the applicable record date, which will be the 15th calendar day immediately preceding the related dividend payment date (whether or not a business day), or such other record date determined by our Board of Directors that is not more than 60 nor less than ten days prior to the related dividend payment date. Each period from and including a dividend payment date (or the date of the issuance of the Series A Preferred Stock) to but excluding the following dividend payment date is referred to as a “dividend period.” Dividends payable for each dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. If a scheduled dividend payment date falls on a day that is not a business day, the dividend will be paid on the next business day as if it were paid on the scheduled dividend payment date, and no interest or other additional amount will accrue on the dividend. The term “business day” means any day except Saturday, Sunday and any day on which banking institutions in the State of New York generally are authorized or required by law or other governmental actions to close.

Dividends on the Series A Preferred Stock will be cumulative. If for any reason our Board of Directors does not declare a dividend on the Series A Preferred Stock for a particular dividend period, or if the Board of Directors declares less than a full dividend, we will remain obligated to pay the unpaid portion of the dividend for that period and the unpaid dividend will compound on each subsequent dividend date (meaning that dividends for future dividend periods will accrue on any unpaid dividend amounts for prior dividend periods).

We are not obligated to pay holders of the Series A Preferred Stock any dividend in excess of the dividends on the Series A Preferred Stock that are payable as described above. There is no sinking fund with respect to dividends on the Series A Preferred Stock.

Priority of Dividends.So long as the Series A Preferred Stock remains outstanding, we may not declare or pay a dividend or other distribution on our Common Stock or any other shares of Junior Stock (other than dividends payable solely in Common Stock) or Parity Stock (other than dividends paid on a pro rata basis with the Series A Preferred Stock), and we generally may not directly or indirectly purchase, redeem or otherwise acquire any shares of Common Stock, Junior Stock or Parity Stock unless all accrued and unpaid dividends on the Series A Preferred Stock for all past dividend periods are paid in full.

“Junior Stock” means our Common Stock and any other class or series of our stock the terms of which expressly provide that it ranks junior to the Series A Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of WSFS. We currently have no outstanding class or series of stock constituting Junior Stock other than our Common Stock.

“Parity Stock” means any class or series of our stock, other than the Series A Preferred Stock, the terms of which do not expressly provide that such class or series will rank senior or junior to the Series A Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of WSFS, in each case without regard to whether dividends accrue cumulatively or non-cumulatively. We currently have no outstanding class or series of stock constituting Parity Stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of WSFS, holders of the Series A Preferred Stock will be entitled to receive for each share of Series A Preferred Stock, out of the assets of WSFS or proceeds available for distribution to our stockholders, subject to any rights of our creditors, before any distribution of assets or proceeds is made to or set aside for the holders of our Common Stock and any other class or series of our stock ranking junior to the Series A Preferred Stock, payment of an amount equal to the sum of (i) the $1,000 liquidation preference amount per share and (ii) the amount of any accrued and unpaid dividends on the Series A Preferred Stock (including dividends accrued on any unpaid dividends). To the extent the assets or proceeds available for distribution to stockholders are not sufficient to fully pay the liquidation payments owing to the holders of the Series A Preferred Stock and the holders of any other class or series of our stock ranking equally with the Series A Preferred Stock, the holders of the Series A Preferred Stock and such other stock will share ratably in the distribution.

For purposes of the liquidation rights of the Series A Preferred Stock, neither a merger nor consolidation of WSFS with another entity nor a sale, lease or exchange of all or substantially all of WSFS’ assets will constitute a liquidation, dissolution or winding up of the affairs of WSFS.

Redemptions and Repurchases

Pursuant to the terms of the Certificate of Designations, the Series A Preferred Stock was redeemable at our option in whole or in part at a redemption price equal to 100% of the liquidation preference amount of $1,000 per share plus any accrued and unpaid dividends to but excluding the date of redemption (including dividends accrued on any unpaid dividends), provided that any declared but unpaid dividend payable on a redemption date that occurs subsequent to the record date for the dividend will be payable to the holder of record of the redeemed shares on the dividend record date. Redemption, however, could not occur prior to the first dividend payment date falling after the third anniversary of the original issuance date (i.e., prior to February 15, 2012) only in connection with one or more Qualified Equity Offerings of at least $13,156,250. A “Qualified Equity Offering” is defined as the sale for cash by WSFS (or its successor) of preferred stock or Common Stock that qualifies as Tier 1 capital under applicable regulatory capital guidelines. However, as a result of the enactment of ARRA, we may now redeem the Series A Preferred Stock at any time without penalty or the need to raise additional capital, subject to Treasury’s consultation with the appropriate federal banking agency.

To exercise the redemption right described above, we must give notice of the redemption to the holders of record of the Series A Preferred Stock by first class mail, not less than 30 days and not more than 60 days before the date of redemption. Each notice of redemption given to a holder of Series A Preferred Stock must state: (i) the redemption date; (ii) the number of shares of Series A Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the redemption price; and (iv) the place or places where certificates for such shares are to be surrendered for payment of the redemption price. In the case of a partial redemption of the Series A Preferred Stock, the shares to be redeemed will be selected either pro rata or in such other manner as our Board of Directors determines to be fair and equitable.

The securities purchase agreement between us and Treasury provides that so long as Treasury continues to own any shares of Series A Preferred Stock, we may not repurchase any shares of Series A Preferred Stock from any other holder of such shares unless we offer to repurchase a ratable portion of the shares of Series A Preferred Stock then held by the Treasury on the same terms and conditions.

Shares of Series A Preferred Stock that we redeem, repurchase or otherwise acquire will revert to authorized but unissued shares of preferred stock, which may then be reissued by us as any series of preferred stock other than the Series A Preferred Stock.

No Conversion Rights

Holders of the Series A Preferred Stock have no right to exchange or convert their shares into Common Stock or any other securities.

Voting Rights

The holders of the Series A Preferred Stock do not have voting rights other than those described below, except to the extent specifically required by Delaware law.

Whenever dividends have not been paid on the Series A Preferred Stock for six or more quarterly dividend periods, whether or not consecutive, the authorized number of directors of WSFS will automatically increase by two and the holders of the Series A Preferred Stock will have the right, with the holders of shares of any other classes or series of Voting Parity Stock outstanding at the time, voting together as a class, to elect two directors (the “Preferred Directors”) to fill such newly created directorships at our next annual meeting of stockholders (or at a special meeting called for that purpose prior to the next annual meeting) and at each subsequent annual meeting of stockholders until all accrued and unpaid dividends for all past dividend periods on all outstanding shares of Series A Preferred Stock have been paid in full at which time this right will terminate with respect to the Series A Preferred Stock, subject to revesting in the event of each and every subsequent default by us in the payment of dividends on the Series A Preferred Stock.

No person may be elected as a Preferred Director who would cause us to violate any corporate governance requirements of any securities exchange or other trading facility on which our securities may then be listed or traded that listed or traded companies must have a majority of independent directors. Upon any termination of the right of the holders of the Series A Preferred Stock and Voting Parity Stock as a class to vote for directors as described above, the Preferred Directors will cease to be qualified as directors, the terms of office of all Preferred Directors then in office will terminate immediately and the authorized number of directors will be reduced by the number of Preferred Directors which had been elected by the holders of the Series A Preferred Stock and the Voting Parity Stock. Any Preferred Director may be removed at any time, with or without cause, and any vacancy created by such a removal may be filled, only by the affirmative vote of the holders of a majority of the outstanding shares of Series A Preferred Stock voting separately as a class together with the holders of shares of Voting Parity Stock, to the extent the voting rights of such holders described above are then exercisable. If the office of any Preferred Director becomes vacant for any reason other than removal from office, the remaining Preferred

Director may choose a successor who will hold office for the unexpired term of the office in which the vacancy occurred.

The term “Voting Parity Stock” means with regard to any matter as to which the holders of the Series A Preferred Stock are entitled to vote, any series of Parity Stock (as defined under “—Dividends-Priority of Dividends”) upon which voting rights similar to those of the Series A Preferred Stock have been conferred and are exercisable with respect to such matter. We currently have no outstanding shares of Voting Parity Stock.

Under federal regulations, if the holders of the Series A Preferred Stock are or become entitled to vote for the election of directors, the Series A Preferred Stock may then be deemed a “class of voting securities” and a holder of 10% or more of the Series A Preferred Stock that is a company may then be subject to regulation as a savings and loan holding company. In addition, at such time as the Series A Preferred Stock is deemed a class of voting securities, (a) any bank holding company may be required to obtain the approval of the Federal Reserve to acquire more than 5% of the Series A Preferred Stock and (b) any person may be required to obtain the approval of the OTS to acquire or retain 10% or more of the Series A Preferred Stock.

In addition to any other vote or consent required by Delaware law or by our Restated Certificate of Incorporation, the vote or consent of the holders of at least 66 2/3% of the outstanding shares of Series A Preferred Stock, voting as a separate class, is required in order to do the following:

•

amend our Restated Certificate of Incorporation or the Certificate of Designations to the Restated Certificate of Incorporation which sets forth the terms of the Series A Preferred Stock to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of stock ranking senior to the Series A Preferred Stock with respect to the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of WSFS; or

•

amend our Restated Certificate of Incorporation or the Certificate of Designations to the Amended and Restated Certificate of Incorporation which sets forth the terms of the Series A Preferred Stock in a way that materially and adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock; or

•

consummate a binding share exchange or reclassification involving the Series A Preferred Stock or a merger or consolidation of WSFS with another entity, unless (i) the shares of Series A Preferred Stock remain outstanding or, in the case of a merger or consolidation in which WSFS is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) the shares of Series A Preferred Stock remaining outstanding or such preference securities, have such rights, preferences, privileges, voting powers, limitations and restrictions, taken as a whole, as are not materially less favorable than the rights, preferences, privileges, voting powers, limitations and restrictions of the Series A Preferred Stock prior to consummation of the transaction, taken as a whole;

provided, however, that (1) any increase in the amount of our authorized but unissued shares of preferred stock, and (2) the creation and issuance, or an increase in the authorized or issued amount, of any other series of preferred stock, or any securities convertible into or exchangeable or exercisable for any other series of preferred stock, ranking equally with and/or junior to the Series A Preferred Stock with respect to the payment of dividends, whether such dividends are cumulative or non-cumulative and the distribution of assets upon our liquidation, dissolution or winding up, will not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock and will not require the vote or consent of the holders of the Series A Preferred Stock.

To the extent holders of the Series A Preferred Stock are entitled to vote, holders of shares of the Series A Preferred Stock will be entitled to one vote for each share then held.

The voting provisions described above will not apply if, at or prior to the time when the vote or consent of the holders of the Series A Preferred Stock would otherwise be required, all outstanding shares of the Series A Preferred Stock have been redeemed by us or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series A Preferred Stock to effect the redemption.

Anti-takeover Effects

The provisions of our Restated Certificate of Incorporation and bylaws summarized in the following paragraphs may have anti-takeover effects and could delay, defer, or prevent a tender offer or takeover attempt that a stockholder might consider to be in such stockholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders, and may make removal of the incumbent management and directors more difficult.

Authorized Shares. Our Restated Certificate of Incorporation authorizes the issuance of 20,000,000 shares of Common Stock and 7,500,000 shares of preferred stock. These shares of Common Stock and preferred stock provide our Board of Directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and the exercise of employee stock options. However, these additional authorized shares may also be used by the Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of us. The Board of Directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the Board has the power to the extent consistent with its fiduciary duty to issue a series of preferred stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of us, and thereby assist members of management to retain their positions.

Special Meetings of Stockholders. Our bylaws provide that special meetings of stockholders may be called by our Board of Directors by vote of a majority of the directors. Stockholders are not entitled to call special meetings of stockholders.

Action by Stockholders Without A Meeting. Our bylaws provide that no action may be taken by stockholders without a meeting.

Consideration of Non-Monetary Factors. Our Restated Certificate of Incorporation provides that when considering any offer to purchase or otherwise acquire all or a substantial part of the Company, the Board may consider all relevant factors including the social and economic effects of the acceptance of such offer on the Company’s customers, employees, communities and other constituencies.

Delaware Interested Stockholder Statute. Section 203 of the Delaware General Corporation Law limits our ability to enter into business combination transactions with any interested shareholder for three years following the interested shareholder’s stock acquisition date, unless (i) the board of directors approves the business combination or the stock acquisition prior to the interested stockholder’s stock acquisition date; (ii) upon completion of the transaction, the interested stockholder would own at least 85% of the outstanding shares of the corporation; or (iii) the business combination is approved by the

Board and subsequently approved by the stockholders by a vote of at least 66 2/3 percent of the outstanding shares which are not owned by the interested stockholder.

An interested stockholder includes:

•	a beneficial owner, directly or indirectly, of 15% or more of our outstanding voting stock; or

•	an affiliate or associate of WSFS who, at any time within the three years prior to the date in question was a beneficial owner, directly or indirectly, of 15% or more of the outstanding voting stock.

Amendment of Restated Certificate of Incorporation and Bylaws. Our Restated Certificate of Incorporation generally may be amended upon approval by the Board of Directors and the holders of a majority of the outstanding shares of our Common Stock. Our bylaws may be amended either by the Board of Directors, by a vote of a majority of the whole Board, or by our stockholders, by the vote of the holders of at least a majority of the voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Advance Notice Provisions. Our bylaws provide that we must receive written notice of any stockholder proposal for business at an annual meeting of stockholders, or any stockholder director nomination for an annual meeting of stockholders, not less than 90 days or more than 120 days before the anniversary date of the preceding year’s annual meeting.

Transfer Agent

The transfer agent and registrar for our Common Stock is American Stock Transfer and Trust.

SELLING SECURITYHOLDER

On July 27, 2009, we entered into the Agreement with Peninsula. Pursuant to the Agreement, on September 24, 2009, Peninsula purchased 862,069 shares of our authorized but unissued Common Stock, and the Warrant directly from us in a single private placement transaction for a purchase price of $29.00 per share, or approximately $25 million, in cash. Under the Agreement, the Warrant is immediately exercisable and Peninsula has the right, for ten years from the date of issuance, to purchase 129,310 shares of our Common Stock at an exercise price of $29.00 per share. The Warrant permits the exercise price to be paid in cash or shares of Common Stock.

Peninsula, the only selling securityholder may, from time to time, offer and sell shares of our Common Stock and shares of our Common Stock issuable upon exercise of the Warrant pursuant to this prospectus.  “Selling securityholder” is a term used to identify those for whom shares are being registered.  It is not an announcement of the sale of shares.  There can be no assurance that the selling securityholder will sell any or all of the shares of Common Stock registered pursuant to this registration statement.

All of the securities being offered by Peninsula were acquired in a single private placement transaction in which we granted registration rights with respect to all of our Common Stock purchased, and all of the shares issuable upon exercise of the Warrant. Mr. R. Ted Weschler, Managing Member of Peninsula Capital Management, LLC, which is the General Partner of Peninsula was appointed to our board immediately following completion of the Transaction. Previously, Mr. Weschler had served on our board from 1992 through April, 2007. Aside from this directorship, Peninsula has not, within the past three years, had any position, office or other material relationship with us. To our knowledge, based on information provided to us by Peninsula, Peninsula does not have an existing short position in our Common Stock.

Peninsula Investment Partners, L.P. Peninsula is a private investment partnership formed by Mr. R. Ted Weschler, its Managing Member, in 2000. Peninsula has raised $100 million in equity capital from approximately 80 limited partners. No individual limited partner contributed more than 15% of equity capital. Peninsula is not a registered investment company.

The investment objective of Peninsula is to achieve long-term capital appreciation through investment in a concentrated portfolio of securities and related assets. Peninsula’s portfolio includes major investments in retailing, wireless communications, health care services, satellite television, banking, power generation and specialty chemicals. As of September 30, 2009, Peninsula had assets of approximately $800 million and owned stock in approximately 20 companies.

Peninsula Capital Appreciation, LLC was formed for the purpose of serving as the general partner of Peninsula. As general partner, it has sole management authority over Peninsula. The sole asset of Peninsula Capital Appreciation is its interest in Peninsula. Peninsula Capital Appreciation does not engage in any activities other than activities related to its role as the general partner of Peninsula. Mr. Weschler is the managing member of Peninsula Capital Appreciation and holds 95% of the voting interests in Peninsula Capital Appreciation.

Peninsula Capital Advisors, LLC was formed contemporaneously with Peninsula to serve as its investment manager. Peninsula Capital Advisors does not have any investment advisory clients other than Peninsula. As investment manager, Peninsula Capital Advisors generally directs the investment activities of Peninsula. Peninsula Capital Advisors’ primary investment strategy is to invest in companies that are trading at prices that are substantially less than Peninsula Capital Advisors’ assessment of the value of the underlying business. The Managing Member of Peninsula Capital Advisors is Mr. Weschler, who controls 100% of the voting interests in Advisors.

Number and Percentage of Voting Shares Held by Peninsula and Affiliated Parties

The following table sets forth the number and percentage of shares of our Common Stock held by Peninsula. None of the other affiliated parties of Peninsula directly owns any shares of our Common Stock.

	Number of Shares	Percentage of Shares*

Peninsula Investment Partners, L.P.	1,472,069**	20.8%

________

*    Based on 7,074,584 shares of our Common Stock outstanding as of September 30, 2009 and on information contained in Peninsula’s Schedule 13D/A dated September 24, 2009, as filed with the SEC.

**  Does not include 129,310 shares of our Common Stock which Peninsula may acquire pursuant to the exercise of the Warrant.

The information provided in this prospectus regarding Peninsula and its affiliated parties was furnished to us by Peninsula. We do not make any representations or warranties regarding, and are not responsible for, the accuracy or completeness of such information.

For purposes of this prospectus, we have assumed that, after completion of the offering, none of the securities covered by this prospectus will be held by Peninsula.

We do not know when or in what amounts Peninsula may offer the securities for sale. Peninsula might not sell any or all of the securities offered by this prospectus. Because Peninsula may offer all or some of the securities pursuant to this offering, and because, to our knowledge, no sale of any of the securities is currently subject to any agreements, arrangements or understandings, we cannot estimate the number of the securities that will be held by Peninsula after completion of the offering.

Information about Peninsula may change over time and changed information will be set forth in supplements to this prospectus if and when necessary.

PLAN OF DISTRIBUTION

Peninsula may sell all or a portion of the securities beneficially owned by it and offered by this prospectus from time to time directly or through one or more underwriters, broker-dealers or agents. If securities are sold through underwriters or broker-dealers, Peninsula will be responsible for underwriting discounts or commissions or agent’s commissions. The securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. Peninsula may use any one or more of the following methods when selling shares:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	In the over-the-counter market;

•	In transactions other than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling securityholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

Peninsula may also sell securities under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by Peninsula may arrange for other brokers-dealers to participate in sales. If Peninsula effects such transactions by selling securities to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from Peninsula or commissions from purchasers of the securities for whom they may act as agent or to whom they may sell as principal. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent will be in amounts to be negotiated, which are not expected to be in excess of those customary in the types of transactions involved.

In connection with sales of securities, Peninsula may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging in positions they assume. Peninsula may also sell securities short and if such short sale shall take place after the date that the registration statement of which this prospectus is a part is declared effective by the SEC, Peninsula may deliver securities covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. Peninsula may also loan or pledge securities to broker-dealers that in turn may sell such shares. Peninsula may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

Peninsula may pledge or grant a security interest in some or all of the securities owned by it and, if it defaults in the performance of their secured obligations, the pledgees or secured parties may offer and sell the securities from time to time pursuant to this prospectus or any amendment or supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the identification of selling securityholder to include the pledgee, transferee or other successors in interest as selling securityholder under this prospectus. Peninsula also may transfer and donate the securities in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

Peninsula and any broker-dealer participating in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of securities is made, a prospectus supplement, if required, will be distributed which will set forth (i) the name of each such selling securityholder and of the participating broker-dealer(s), (ii) the number of securities involved, (iii) the price at which such securities were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, and (v) any other facts material to the transaction.

The aggregate proceeds to Peninsula from the sale of the securities will be the purchase price of the securities less discounts and commissions, if any.

Under the securities laws of some states, the securities covered by this prospectus may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the securities may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that Peninsula will sell any or all of the securities registered pursuant to the registration statement of which this prospectus forms a part.

If a selling securityholder uses this prospectus for any sale of securities, it will be subject to the prospectus delivery requirements of the Securities Act. Peninsula and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended and the rules and regulations thereunder, including, without limitation, Regulation M under the Exchange Act, which may limit the timing of purchases and sales of any of the securities by Peninsula and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of securities to engage in market-making activities with respect to such securities. All of the foregoing may affect the marketability of the securities covered by this prospectus and the ability of any person or entity to engage in market-making activities with respect to such securities.

Pursuant to the securities purchase agreement between us and Peninsula, we will pay all expenses of the registration of the securities covered by this prospectus, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws. We will indemnify Peninsula against liabilities, including some liabilities under the Securities Act of 1933, in accordance with the Agreement.

LEGAL MATTERS

The validity of the securities offered by this prospectus has been passed upon for us by Malizia Spidi & Fisch, PC, Washington, D.C.

EXPERTS

The consolidated financial statements of WSFS Financial Corporation as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report dated March 16, 2009 on the consolidated financial statements of WSFS Financial Corporation as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, refers to WSFS Financial Corporation’s adoption of FASB Statement No. 123(revised), “Share Based Payment, a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation” effective January 1, 2006, FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No.  109, effective January 1, 2007, and FASB Statement No. 157, “Fair Value Measurements, effective January 1, 2008.

WSFS Financial Corporation

991,379 Shares of Common Stock

PROSPECTUS

_______________, 2009

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities covered by the registration statement of which this prospectus is a part. WSFS Financial Corporation (the “Registrant”) will bear all of these expenses.

Registration fee under the Securities Act	$1,408
Legal fees and expenses*	$75,000
Accounting fees and expenses*	$10,000
Printing and other miscellaneous fees and expenses*	$10,000

Total	$96,408

*	Estimated solely for the purpose of this Item. Actual expenses may be more or less.

Item 15.	Indemnification of Officers and Directors

The Registrant has authority under Delaware General Corporation Law to indemnify its directors and officers to the extent provided in such statute. The Registrant’s Restated Certificate of Incorporation provides that the Registrant shall indemnify its executive officers and directors to the fullest extent permitted by law either now or hereafter. In general, Delaware law permits a Delaware corporation to indemnify its directors, officers, employees and agents, and persons serving at the corporation’s request in such capacities for another enterprise against liabilities arising from conduct that such persons reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

The provisions of the Delaware General Corporation Law that authorize indemnification do not eliminate the duty of care of a director and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for (a) violations of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (b) deriving an improper personal benefit from a transaction, (c) voting for or assenting to an unlawful distribution, and (d) willful misconduct or a conscious disregard for the best interests of the Registrant in a proceeding by or in the right of the Registrant to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. The statute does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought from the Registrant, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification from the Registrant by any officer or director.

Further, the Registrant may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Registrant would have the power to indemnify him against such liability under the provisions of the Restated Certificate of Incorporation.

Item 16.	Exhibits

The following exhibits are filed with or incorporated by reference into this registration statement:

Exhibit Number	Description of Document

3.1	Restated Certificate of Incorporation(1)

3.2	Bylaws(2)

4.2	Warrant to purchase shares of the Registrant’s Common Stock dated July 27, 2009(2)

4.3	Securities Purchase Agreement dated July 27, 2009, between the Registrant and Peninsula Investment Partners, LP(3)

5	Opinion of Malizia Spidi & Fisch, PC

23.1	Consent of KPMG LLP

23.2	Consent of Malizia Spidi & Fisch, PC. (contained in its opinion filed as Exhibit 5)

24	Power of attorney (contained in the signature page of the registration statement)

(1)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1994.
(2)	Incorporated by reference to the Registrant’s Current Report on Form 8-K dated October 23, 2008.
(3)	Incorporated by reference to the Registrant’s Current Report on Form 8-K dated July 27, 2009.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes:

(1)       To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)       To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)      To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that Paragraphs (1)(i), (1)(ii) and (1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)       That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)       To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)       That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)        Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)       Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)       That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned Registrant undertakes that in a primary offering of securities of an undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned

Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)        Any preliminary prospectus or prospectus of an undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)       Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)      The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)      Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(6)       That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wilmington in the State of Delaware, on the 18th day of December 2009.

WSFS FINANCIAL CORPORATION

By:	/s/ Mark A. Turner
Mark A. Turner
President and Chief Executive Officer
(Duly Authorized Representative)

POWER OF ATTORNEY

We, the undersigned directors and officers of WSFS Financial Corporation, do hereby severally constitute and appoint Mark A. Turner and Stephen A. Fowle as our true and lawful attorneys and agents, to do any and all things and acts in our names in the capacities indicated below and to execute any and all instruments for us and in our names in the capacities indicated below which said Mark A. Turner and Stephen A. Fowle may deem necessary or advisable to enable WSFS Financial Corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in connection with the Registration Statement on Form S-3 relating to the registrant, including specifically, but not limited to, power and authority to sign, for any of us in our names in the capacities indicated below, this Registration Statement and any and all amendments (including post-effective amendments) thereto; and we hereby ratify and confirm all that said Mark A. Turner and Stephen A. Fowle shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Marvin N. Schoenhals		/s/ Mark A. Turner
Marvin N. Schoenhals Chairman		Mark A. Turner President, Chief Executive Officer and Director (Principal Executive Officer)
Date:	December 18, 2009	Date:	December 18, 2009

/s/ Charles G. Cheleden		/s/ Stephen A. Fowle
Charles G. Cheleden		Stephen A. Fowle
Vice Chairman and Lead Director		Executive Vice President and Chief Financial Officer
Date:	December 18, 2009	Date:	December 18, 2009

/s/ Jennifer W. Davis		/s/ Donald W. Delson
Jennifer W. Davis, Director		Donald W. Delson, Director
Date:	December 18, 2009	Date:	December 18, 2009

/s/ John F. Downey
John F. Downey, Director		Linda C. Drake, Director
Date:	December 18, 2009	Date:

/s/ David E. Hollowell		/s/ Joseph R. Julian
David E. Hollowell, Director		Joseph R. Julian, Director
Date:	December 18, 2009	Date:	December 18, 2009

/s/ Dennis E. Klima		/s/ Calvert A. Morgan, Jr.
Dennis E. Klima, Director		Calvert A. Morgan, Jr., Director
Date:	December 18, 2009	Date:	December 18, 2009

/s/ Thomas P. Preston		/s/ Scott E. Reed
Thomas P. Preston, Director		Scott E. Reed, Director
Date:	December 18, 2009	Date:	December 18, 2009

/s/ Claibourne D. Smith		/s/ R. Ted Weschler
Claibourne D. Smith, Director		R. Ted Weschler, Director
Date:	December 18, 2009	Date:	December 18, 2009

/s/ Robert F. Mack
Robert F. Mack Senior Vice President and Controller
		Date:	December 18, 2009